Room 4561

August 3, 2006

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Form 8-K Filed July 14, 2006**
> **File no. 1-09853**

Dear Mr. Tucci:

We have reviewed your response letter dated July 7, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed July 14, 2006

1. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for <u>each</u> of your non-GAAP measures (i.e. non-GAAP cost of revenue, non-GAAP R&D expense, non-GAAP SG&A, non-GAAP operating income, non-GAAP income before tax, non-GAAP income tax provision, non-GAAP net income and non-GAAP diluted net income per share):
    * the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Also, since each of the non-GAAP measures excludes items that are considered recurring in nature the Company must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded.

For example, we note the Company eliminates stock-based compensation expense from cost of revenue, R&D, and SG&A. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (cost of revenue, R&D, etc.). Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company's overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance? It is also not clear how eliminating such expenses from your GAAP disclosures would be useful to an investor. If the Company prefers to include a discussion of the impact of adopting SFAS 123R and to explain why the amounts in certain expenses differ from period to period; then tell us what consideration you gave to including such a discussion in your MD&A as opposed to disclosing as non-GAAP financial information.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover

Mr. Joseph M. Tucci
EMC Corporation
August 3, 2006
Page 3

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief